File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

(Filed January 10, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated January 10, 2007

Press Release

Vitro announces that its Glass Containers Business Unit launched a cash tender offer for its $250 million 10.75% senior secured guaranteed notes due 2011

San Pedro Garza Garcia, Nuevo Leon, Mexico, January 10, 2007 - Vitro, S.A.B. de C.V. (NYSE: VTO and BMV: VITROA), announced today that its subsidiary Vitro Envases Norteamerica, S.A. de C.V. ("VENA") has launched an offer to purchase for cash (the "Tender Offer") any and all of its outstanding 10.75% senior secured guaranteed notes due 2011 (the "Notes"). The aggregate principal amount outstanding of the Notes as of this date is $250 million. Concurrently with the Tender Offer, VENA is soliciting consents (the "Consent Solicitation") from the holders of the Notes to proposed amendments to the indenture under which the Notes were originally issued which, among other things, will enable the release of certain liens on the collateral for the Notes. The Tender Offer will remain open for 20 business days and will expire on February 7, 2007 at 12:00 midnight EST, unless extended by VENA. Holders of the Notes must tender their notes prior to 5:00 p.m. EST on January 24, 2007 to receive the consent payment unless such date is extended by VENA.

Pursuant to the Tender Offer and Consent Solicitation, holders of the Notes will receive certain cash consideration plus accrued interest for each $1,000 principal amount of the Notes tendered and accepted for payment as more fully set forth in the Offer to Purchase and Consent Solicitation Statement made available to holders of the Notes. The consideration will be based on a fixed spread of 50 bps over the bid-side yield of the reference U.S. Treasury security indicated in the Offer to Purchase and Consent Solicitation Statement.

The Tender Offer and Consent Solicitation are subject to Vitro obtaining financing in order to, among other things, transfer sufficient funds to VENA to pay for the Tender Offer and Consent Solicitation and to effect a covenant defeasance of any non-tendered Notes, reaching a minimum tender aggregate amount of Notes as well as other certain conditions as more fully set forth in the Offer to Purchase and Consent Solicitation Statement.

The Tender Offer and Consent Solicitation are part of a thorough major initiative being implemented by Vitro to improve its capital structure, debt maturity profile and liquidity position. Through this initiative and others implemented last year, Vitro seeks to reduce its leverage and cost of capital to improve its operations and credit profile.

Requests for additional copies of the Offer to Purchase and Consent Solicitation Statement, the Letter of Transmittal and Consent or other related documents should be directed to Global Bondholder Services Corporation, the information agent, at (866) 795-2200 (toll-free) or (212) 430-3774. Questions regarding the Tender Offer and Consent Solicitation should be directed to the Dealer Managers for the Tender Offer and Solicitation Agents for the Consent Solicitation: Morgan Stanley & Co., Incorporated, Att'n: Francesco Cipollone at (800) 624-1808 (toll-free) or (212) 761-1941 (collect), Credit Suisse Securities (USA) LLC, Att'n: Charles Siegel at (800) 820-1653 (toll-free) or (212) 538-0652 (collect) and Lehman Brothers, Att'n: Rad Antonov at (212) 528-7581 (collect).

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com.

For more information please contact:

Media Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2333 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: January 10, 2007